November 10, 2005

Mail Stop 6010


Zhengrong Shi
Chief Executive Officer
Suntech Power Holdings Co., Ltd.
17-6 Changjiang South Road
New District, Wuxi
Jiangsu Province 214028
People`s Republic of China

      Re:	Suntech Power Holdings Co., Ltd.
      Registration Statement on Form F-1
      Filed on November 1, 2005
      File No. 333-129367


Dear Mr. Shi:

      We have reviewed your submission and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-1

Corporate Structure, page 3

1. We note your response to comment 2 included in your correspondence dated November 1, 2005. As previously communicated to you, we are continuing to evaluate your response to our comment.




Management`s Discussion and Analysis, page 38

Share-based Compensation Expenses, page 43

2. You state that the fair value of the ordinary shares at the date of grant was determined using a valuation by an independent valuation firm. Expand your disclosure to remove all reference to such here and elsewhere, as necessary, and include the procedures performed by management to determine the validity of the appraisal. Alternatively, disclose the name of the expert and include the consent of the expert.

Annual Financial Statements

Consolidated Statements of Income, page F-4

3. Basic and diluted EPS should be presented on the face of the income statement rounded to the nearest cent, in order not to imply a greater degree of precision than exists. Please revise your filing here and elsewhere, as necessary, to remove decimals that are beyond two places.

Interim Financial Statements

Consolidated Balance Sheet, page F-21

4. Please refer to our prior comment 11. Please revise to provide pro forma earnings per share, basic and diluted, assuming conversion of the Preferred Stock for the year ended December 31, 2004.

Note 12:  Capital Structure, page F-37

5. Please refer to our prior comment 12. We note your revised disclosure that retained earnings of $4,999,998 was appropriated and declared as the registered capital of Wuxi Suntech and therefore unavailable for distribution as a normal dividend. It is unclear to us the nature of the restriction on your consolidated retained earnings and how your revised disclosure complies with US GAAP. Please revise or advise us.

Note 13:   Share Options, page F-37

Options to Non-Employees, page F-37

6. You state in your response that a group of investors, consisting of MP and the MP transferees, provided the bridge loan financing in the amount of $8 million that was used to fund the down payments on the share purchases of Suntech China. You further state that the loan was subsequently converted into 22.5 million shares of Suntech
BVI and also, that stock options were issued to the investors at a fair market value of $2.3077 on May 6, 2005. Based on your current disclosure it would appear that you should have reflected a beneficial conversion feature at the time you recorded the bridge financing on the books of Suntech BVI. In this regard, tell us how you have accounted for the bridge financing and the related beneficial conversion feature. Refer to guidance in EITF 98-5 and EITF 00-27. We may have further comment based on your response.

7. Please refer to our prior comment 10. Please revise this note to clarify for the reader the date of the bridge loan, rate of interest charged, conversion date, maturity date and conversion features of the loan, such as repayment of cash or shares.

Note 21:  Subsequent Events, page F-41


8. We note your response to comment 13 in your correspondence dated
October 28, 2005. In light of the fact you have granted stock options to acquire 5,910,000 ordinary shares to certain directors and employees on September 5, 2005 and your initial submission to us was filed on September 23, 2005, please respond to the following:

* Tell us the individual and number of options issued that comprise the group of individuals awarded stock options on September 5, 2005.

* Tell us the preliminary pricing range discussed with the underwriters and indicate when these discussions were held.

* You state that you have entered into multiple agreements to purchase manufacturing equipment for four additional manufacturing lines in September and October 2005. Please tell us why this information was not considered at the time the independent valuation was performed to determine the fair value of the options. Please advise us of the potential impact these arrangements had on determining the IPO range.

* We note that several of your raw material agreements were renewed or entered into in October 2005. Please tell us when you started negotiating with these suppliers and why the impact of these arrangements would not have been considered in the valuation performed.

* In your discussion of target markets, it does not appear that any significant event occurred in Germany or China during the September to October 2005 time frame. The general conditions you noted appear to have been in existence in September and were previously noted in your filing. Please tell us the factors that specifically contributed to the increase in value subsequent to the valuation date.

9. Please tell us and revise your Management`s Discussion and Analysis to provide the following additional disclosures:

* Provide a discussion of the significant factors, assumptions and methodologies used in determining fair value for those options granted on September 5, 2005.

* A discussion of each significant factor contributing to the change in fair value as of September 5, 2005, the date of grant, and the estimated IPO price. Indicate any changes in your business that would indicate there has been a change in the value of your business that was not available at the time the valuation was performed on September 5, 2005.

* Disclose the intrinsic value of the outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance-sheet date.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Praveen Kartholy at (202) 551-3778 or
Michele
Gohlke at (202) 551-3327 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo
Aleman at (202) 551-3646 or me at (202) 551-3800 with any other questions.

      					Sincerely,



      					Peggy Fisher
      Assistant Director


cc (via facsimile):  David T. Zhang

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Zhengrong Shi
Suntech Power Holdings Co., Ltd.
November 10, 2005
Page 1